UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2018

Commission File Number 001-16125

ASE Industrial Holding Co., Ltd.
( Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ASE INDUSTRIAL HOLDING CO., LTD.

Date: April 30, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our MOPS filing on April 30, 2018.

SEQ_NO: 4

Date of announcement: 2018/04/30

Time of announcement: 15:16:25

Subject: The BOD convenes the 2018 First Extraordinary General Meeting

Date of events: 2018/04/30

To which item it meets: paragraph 17

Statement:

1. Date of the board of directors resolution: 2018/04/30

2. Date for convening the special shareholders’ meeting: 2018/06/21

3. Location for convening the special shareholders’ meeting: Zhuang Jing Auditorium, 600 Jiachang Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan

4. Cause or subjects for convening the meeting

(1) Report Items: None

5. Cause or subjects for convening the meeting

(2) Matters for Ratification: None

6. Cause or subjects for convening the meeting

(3) Matters for Discussion:

Proposal 1. To discuss cash distributed from capital surplus

Proposal 2. To discuss the amendments to the “Articles of Incorporation”

Proposal 3. To discuss the amendments to the “Rules Governing the Election of Directors and Supervisors” and renamed it as the “Rules Governing the Election of Directors”

Proposal 4. To discuss the amendments to the “Regulations Governing the Acquisition or Disposition of Asset”

7. Cause or subjects for convening the meeting

(4) Elections: To re-elect the members of the Board of Directors

8. Cause or subjects for convening the meeting

(5) Other Proposals: The approval to dismiss the non-competition limitation on the new-elected directors

9. Cause or subjects for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date: 2018/05/23

11. Book closure ending date: 2018/06/21

12. Any other matters that need to be specified: None